Exhibit 99.4

CONSENT OF QUALIFIED PERSON

Eleanor Black, P.Geo.

Equity Exploration Consultants Ltd.

1238-200 Granville Street

Vancouver, BC, Canada, V6C 1S4

I, Eleanor Black, P.Geo., consent to the public filing of the Technical Report titled “Technical Report on the Castle Mountain Project Feasibility Study, San Bernardino County, California, USA” and dated effective February 26, 2021 (the “Technical Report”) by Equinox Gold Corp. (the “Company”).

I also consent to any extracts from or a summary of the Technical Report in the news release titled, “Equinox Gold Announces Positive Feasibility Study for Castle Mountain Phase 2 Expansion,” dated March 22, 2021 (the “News Release”).

I certify that I have read the aforementioned News Release filed by the Company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 23rd day of March, 2021.

/s/ Eleanor Black

Signature of Qualified Person

Eleanor Black, P.Geo.

Print name of Qualified Person